UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38929

Fiverr International Ltd.

(Exact Name of Registrant as Specified in Its Charter)

8 Eliezer Kaplan Street

Tel Aviv 6473409, Israel

+923 (72) 228-0910

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On October 8, 2020, Fiverr International Ltd. (the “Company”) issued a press release announcing the pricing of the offering of $400.0 million aggregate principal amount of 0% Convertible Senior Notes due 2025. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated October 8, 2020, issued by Fiverr International Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: October 8, 2020	By:	/s/ Gurit Kainnan-Vardi
Gurit Kainnan-Vardi
VP & General Counsel